March 21, 2024

VIA EDGAR

Ms. Eileen Smiley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The India Fund, Inc.

Registration Statement filed on Form N-2

File Nos. 333-276892 and 811-08266

Ms. Smiley:

On behalf of The India Fund, Inc. (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Katherine Corey of abrdn Inc., Brooke Clark of Dechert LLP and me on March 7, 2024, relating to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed on February 6, 2024.

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Comments Applicable to the Prospectus

Comment 1: Please revise the Fund’s investment objective to remove reference to investing “primarily” in the equity securities of Indian companies.

Response: The Fund notes that the Fund’s investment objective is a fundamental policy and cannot be changed without shareholder approval. The Fund also notes that it has a policy “to invest, under normal market conditions, at least 80% of its total assets in equity securities of Indian companies.” The Fund has rearranged the disclosure to more prominently disclose that the Fund will invest, under normal market conditions, at least 80% of its total assets in equity securities of Indian companies.

Comment 2: Please revise the Fund’s policy “to invest, under normal market conditions, at least 80% of its total assets in equity securities of Indian companies” to refer to “net assets plus borrowing for investment purposes” instead of “total assets.”

Response: The Fund notes that such policy is a fundamental policy and cannot be changed without shareholder approval. However, the Fund notes that total assets are equivalent to net asses plus borrowing for investment purposes.

Comment 3: Please complete all bracketed fields in the Registration Statement.

Response: The Fund has completed all bracketed fields in the Registration Statement.

Comment 4: In the “Cautionary notice regarding forward-looking statements” section, please include disclosure that the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, do not apply to the forward-looking statements made in the Registration Statement.

Response: The Fund has revised the disclosure accordingly.

Comment 5: Please revise the “INCORPORATION BY REFERENCE” section to comply with General Instruction F.3(b) of Form N-2 to state that all documents subsequently filed by the Fund pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the Registration Statement.

Response: The Fund has revised the disclosure accordingly.

Comment 6: Please include hyperlinks to the documents incorporated by reference in the Registration Statement.

Response: The Fund has revised the disclosure accordingly.

Comment 7: If the Registration Statement becomes effective prior to the Fund filing its 2023 Annual Report, please update the Registration Statement to reference the latest Annual Report pursuant to General Instruction F.3(a) of Form N-2.

Response: The Fund confirms that its 2023 Annual Report was filed with the SEC on March 11, 2024.

Comment 8: With respect to the fee table and expense example included in the “SUMMARY OF FUND EXPENSES” section, if the fee table includes expenses associated with a preferred stock offering, please update the fee table and expense example accordingly.

Response: The Fund has revised the disclosure accordingly.

Comment 9: With respect to the fee table included in the “SUMMARY OF FUND EXPENSES” section, please include a footnote explaining that “Other expenses” are based on estimated amounts for the current fiscal year.

Response: The Fund has revised the disclosure accordingly.

Comment 10: With respect to the “Investment objective, strategies and policies” discussion, please supplementally explain whether convertible bonds count towards the Fund’s policy to invest, under normal market conditions, at least 80% of the Fund’s total assets in equity securities of Indian Companies.

Response: The Fund confirms that convertible bonds count towards the Fund’s policy to invest, under normal market conditions, at least 80% of the Fund’s total assets in equity securities of Indian Companies.

Comment 11: With respect to the “Investment objective, strategies and policies” discussion, please clarify whether the definition of “Indian companies” also includes debt securities issued by Indian companies.

Response: The Fund respectfully acknowledges the Staff’s comment and believes that the current disclosure sufficiently explains that the Fund will invest at least 80% of its total assets in equity securities of “Indian companies” and that the definition of “Indian companies” that appears immediately after the Fund’s 80% policy, relates directly to the 80% policy. The Fund notes that investments in debt securities of Indian companies do not count towards the Fund’s 80% policy, as disclosed in the Registration Statement.

Comment 12: Please clarify whether Fund assets that are invested in debt securities other than temporary investments count towards the Fund’s policy to invest, under normal market conditions, at least 80% of the Fund’s total assets in equity securities of Indian Companies.

Response: Please see the Fund’s response to Comment 11. The Fund notes that investments in debt securities other than temporary investments do not count towards the Fund’s 80% policy, as disclosed in the Registration Statement.

Comment 13: Please supplementally explain what percentage of the Fund’s assets may be invested in investment funds relying on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund notes that none of its assets are currently invested in investment funds relying on Sections 3(c)(1) or (3)(c)(7) of the 1940 Act and that it does not currently intend to invest its assets in investment funds relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 14: Please disclose how the Investment Manager defines each of the following factors: “(1) durability of the business model, (2) the attractiveness of the industry, (3) the strength of financials, (4) the capability of management, and (5) the most material environmental, social and governance (“ESG”) factors impacting a company.”

Response: The Fund respectfully acknowledges the Staff’s comment and believes that the current disclosure is written in plain English and is sufficiently clear. The Fund notes that, as disclosed in the Registration Statement, the Investment Manager’s quality assessment of companies covers the five enumerated factors. That is, these factors are considered wholistically by the Investment Manager in its evaluation of a company. How the Investment Manager determines the “durability of a business model,” the “attractiveness of an industry” and so on, is part of the Investment Manager’s proprietary investment process. The Fund further notes that ESG factors considered by the Investment Manager are disclosed immediately following the description of the 5-factor quality assessment.

Comment 15: Under the “Convertible Securities” section, please complete the following statement: “the potential for capital appreciation in the market price of the underlying common stock.”

Response: The Fund has revised the disclosure accordingly.

Comment 16: Under the “Loans of Portfolio Securities” section, with respect to the disclosure that the Fund may experience delays in recovering the securities that it has lent, please address that the Fund may not recover the securities that it has lent in time to vote as a shareholder with respect to such securities.

Response: The Fund has revised the disclosure accordingly.

Comment 17: If the cost to invest in other investment funds exceeds one basis point, please include a corresponding line item in the fee table.

Response: The Fund confirms that if the cost to invest in other investment funds exceeds one basis point, a corresponding line item will be included in the fee table.

Comment 18: With respect to “The Investment Manager” section:

a.	Please supplementally explain the nature of the arrangement covered by the MOU. Such explanation should cover, at a minimum, the following:

(i)	Identify the affiliate(s) of the Investment Manager who may render portfolio management, research or trading services to the Fund;

(ii)	Identify the country of domicile of the affiliate(s);

(iii)	Explain the control relationship between the Investment Manager and the affiliate(s); and

(iv)	State whether the affiliate(s) is a registered entity with the SEC.

Response:

Entity	Country of Domicile	Relationship to the Investment Manager*	Registered Entity with the SEC
abrdn Inc.	USA	Sister company	Yes
abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited)	England	Sister company	Yes
abrdn Alternative Funds Limited (formerly, Aberdeen Standard Alternative Funds Limited)	Scotland	Sister company	Yes
abrdn ETFs Advisors LLC	USA	Sister company	Yes
Aberdeen Asset Management (Thailand) Limited	Thailand	Sister company	No
abrdn Brasil Investimentos Ltda	Brazil	Sister company	No
abrdn Hong Kong Limited	Hong Kong	Sister company	No
abrdn Malaysia SDN BHD	Malaysia	Sister company	No
abrdn Islamic Malaysia SDN BHD	Malaysia	Sister company	No
abrdn Investment Management Limited	Scotland	Sister company	No
Ignis Investment Services Limited	Scotland	Sister company	No

*All companies are directly or indirectly wholly owned by abrdn plc.

b.	Please supplementally explain why the MOU is not an advisory contract within the meaning of 1940 Act. Please address:

(i)	Specific services the affiliate(s) and its employees will provide;

(ii)	The extent to which the Investment Manager will depend on affiliate personnel;

(iii)	Whether affiliate personnel who provide investment advice with respect to the Fund will be supervised persons of the Investment Manager under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended;

(iv)	Whether the affiliate(s) is considered a fiduciary with respect to the Fund; and

(v)	Confirm that the records created by the affiliate(s) in providing services to the Fund required to be maintained pursuant to the 1940 Act are records of the Fund and the location where such records will be maintained.

Response: The Investment Manager is a party to the MOU pursuant to which Participating Registered Advisers, Participating Affiliates (each as defined in the MOU) and their respective employees (collectively, “Supervised Persons”) may perform certain portfolio management, research or trading services, including (i) serving as a discretionary asset manager, (ii) participating in telephone calls or in-person meetings for the purpose of discussing industry trends, market developments, economic forecasts, and other information related to the management of investment portfolios, (iii) meeting from time to time with governing boards to discuss management and performance of certain accounts, (iv) producing written research reports, (v) placing orders for purchase and sale of portfolio securities or other assets, and (vi) performing compliance, administrative and clerical functions. Supervised Persons will provide resources and services to the Investment Manager only and will not be contracting directly with the Fund to provide any services or receive any advisory fees or compensation of any kind from the Fund. Supervised Persons will receive their compensation from their respective employing Participating Affiliate or Participating Registered Adviser. Any Supervised Person who provides investment advice with respect to the Fund will be a supervised person of the Investment Manager under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended, which is a fiduciary to the Fund. As such, the MOU does not amount to an advisory contract under the 1940 Act. Thus, the Supervised Persons are not considered fiduciaries with respect to the Fund.

The Fund confirms that Participating Affiliates and Participating Registered Advisers will make and keep books and records of the Fund as required by and in such location as required by the 1940 Act.

c.	Please supplementally explain if the Investment Manager is relying on any no-action relief with respect to the arrangement under the MOU.

Response: The Fund confirms that the arrangement under the MOU is consistent with the “Unibanco letters” (See, e.g., ABA Subcommittee on Private Investment Entities, SEC Staff No-Action Letter (Dec. 8, 2005; Royal Bank of Canada, SEC Staff No-Action Letter (June 3, 1998); ABN AMRO Bank, N.V., SEC Staff No-Action Letter (July 7, 1997); Murray Johnstone Holdings Limited, SEC Staff No-Action Letter (Oct. 7, 1994); Kleinwort Benson Investment Management Limited, SEC Staff No-Action Letter (Dec. 15, 1993); Mercury Asset Management plc, SEC Staff No-Action Letter (Apr. 16, 1993); and Uniao de Bancos de Brasileiros S.A., SEC Staff No-Action Letter (July 28, 1992)). abrdn previously reported information to the SEC’s Chief Counsel’s Office regarding abrdn affiliates participating in personnel sharing arrangements and reliance on the “Unibanco Letters” as outlined in the March 2017 IM Information Update for Advisers Relying on the Unibanco No-Action Letters.

Comment 19: In the “INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGY” section, please make conforming changes with respect to the revisions made in response to the Comments above, as applicable.

Response: The Fund has revised the disclosure accordingly.

Comment 20: The Staff notes that the discussion in the “INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGY” section is similar to discussion included in prior sections of the Registration Statement. Please consider revising the earlier discussion regarding the Fund’s investment objective and principal investment strategy to be more concise.

Response: The Fund has revised the disclosure accordingly.

Comment 21: The Staff notes that the following disclosure is included in the “RISK FACTORS” section: “Each of the risk factors contained thereunder is a principal risk of the Fund.” Please clarify the disclosure with respect to the location of the discussion of non-principal risks of the Fund.

Response: The Fund has revised the disclosure accordingly.

Comment 22: Please supplementally confirm that the Fund has not opted into the Maryland Control Share Acquisition Act.

Response: The Fund so confirms.

Comment 23: Under the “DESCRIPTION OF SUBSCRIPTION RIGHTS” section, please disclose whether the Fund has issued any subscription rights to date.

Response: The Fund has revised the disclosure accordingly.

Comment 24: Please revise the “Reverse Repurchase Agreements” section to align with the requirements of Rule 18f-4 under the 1940 Act.

Response: The Fund has revised the disclosure accordingly.

Comments Applicable to the Statement of Additional Information

Comment 25: Under the “Investment Restrictions” section, please revise the Fund’s policy “to invest, under normal market conditions, at least 80% of its total assets in equity securities of Indian companies” to refer to “net assets plus borrowing for investment purposes” instead of “total assets.”

Response: Please see the Fund’s response to Comment 2.

Comment 26: Under the “Investment Restrictions” section, the disclosure states, “notwithstanding any other fundamental investment policy or limitation, the Fund may invest all or a portion of its assets invested in India through a subsidiary, trust or other similar arrangement (including a branch) established by the Fund at any such time that the Board of the Fund determines that it is in the best interests of the Fund’s stockholders.”

a.	Disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: The Fund has revised the disclosure accordingly.

b.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with each subsidiary.

Response: The Fund has revised the disclosure accordingly.

c.	Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with each subsidiary.

Response: The Fund has revised the disclosure accordingly.

d.	Disclose that each investment adviser to each subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response: The Fund has revised the disclosure accordingly. The Fund notes that it is not anticipated that a subsidiary will enter into an investment advisory contract.

e.	Disclose that each subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

Response: The Fund has revised the disclosure accordingly

f.	Supplementally explain whether the financial statements of each subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund notes that it does not currently have a subsidiary. The Fund confirms that the financial statements of any subsidiary will be consolidated with those of the Fund for financial statement reporting purposes in accordance with U.S. generally accepted accounting principles.

g.	Supplementally confirm that each subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 27: Please revise the Fund’s second fundamental investment restriction in light of Rule 18f-4 under the 1940 Act and the recission of the 1979 General Statement of Policy (Release 10666).

Response: The Fund notes that its fundamental investment restrictions cannot be changed without shareholder approval. The Fund recognizes that the Fund’s second fundamental investment restriction uses terminology from the 1979 General Statement of Policy (Release 10666), which has been rescinded. However, compliance with the Fund’s second fundamental investment restriction would not result in non-compliance with Rule 18f-4 under the 1940 Act. In fact, the Fund’s second fundamental investment restriction is more restrictive than Rule 18f-4. The Fund notes that, in addition to complying with its fundamental investment restrictions, it intends to comply with Rule 18f-4 and related Staff guidance.

Comment Applicable to Part C

Comment 28: Please confirm in correspondence that the Opinion and Consent of counsel will be filed as an exhibit to a pre-effective amendment to the Registration Statement or include an undertaking that the Opinion and Consent will be filed with each shelf take down.

Response: The Fund confirms that the Opinion and Consent of counsel will be filed with a pre-effective amendment to the Registration Statement.

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Please contact the undersigned at 202-261-3386 should you have any questions regarding this matter.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld